Exhibit 99.3
SUPPLEMENTAL INDENTURE NO. 1
SUPPLEMENTAL INDENTURE No. 1 (this “Supplemental Indenture”) dated as of January 26, 2025 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited as collateral trustee (the “Collateral Trustee”) and RCBC Trust Corporation as Philippine Supplemental Collateral Trustee (the “Philippine Supplemental Collateral Trustee”), under the indenture referred to below.
WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee an indenture, dated as of June 20, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), relating to the Company’s Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Notes”);
WHEREAS the Indenture provides that, pursuant to Section 8.01(A) of the Indenture, the Company and the Trustee may, notwithstanding anything to the contrary in Section 8.02, the Company and the Trustee may amend or supplement the Indenture Documents without the consent of any Holder to cure any ambiguity or correct any omission, defect or inconsistency in any Indenture Document;
WHEREAS under each of (1) the First Lien Notes Indenture (as amended by that certain Supplemental Indenture No. 1, dated January 26, 2025, by and among the Company, the First Lien Notes Trustee, the First Lien Notes Collateral Trustee and the First Lien Notes Philippine Supplemental Collateral among the Company), and (2) the Amended 2029 First Lien Notes Indenture (as amended by that certain Supplemental Indenture No. 8, dated January 26, 2025, by and among the Company, the Amended 2029 First Lien Notes Trustee, the Amended 2029 First Lien Notes Collateral Trustee and the Amended 2029 First Lien Notes Philippine Supplemental Collateral among the Company), the Company and the Company Indenture Parties are permitted to dispose all or any part of the Philippine Target Assets (as specified in Annex I hereto) (“SPML Disposition”);
WHEREAS pursuant to Section 8.01(J) of the Indenture, the Company and the Trustee may, notwithstanding anything to the contrary in Section 8.02, amend or supplement the Indenture Documents without the consent of any Holder to effect such amendment, restatement, supplement, modification, waiver or consent in respect of the Priority Lien Debt Documents that shall apply automatically to this Indenture without the consent of any Holder in accordance with the Intercreditor Agreement;
WHEREAS the Indenture provides that, pursuant to Section 11.05(A) of the Indenture, subject to the terms of the Intercreditor Agreement and Section 11.05(D) of the Indenture, the Liens securing the Obligations on the applicable Collateral shall be automatically terminated and released without further action by any party (other than satisfaction of any requirements in the Security Documents, if any), in whole or in part, upon any disposition of any portion of Collateral in accordance with a disposition permitted under the terms of any Priority Lien Debt Document (other than a Disposition to a Company Indenture Party); provided that

Liens on such Collateral under any Priority Lien Debt Document are also released under any such Priority Lien Debt Document substantially concurrently;
WHEREAS the Indenture provides that, pursuant to Section 12.04(A) of the Indenture, among other things, the Subsidiary Guarantee of a Guarantor shall be automatically and unconditionally released in connection with any disposition (including by way of merger or consolidation) of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) a Company Indenture Party, to the extent such sale is permitted under any Priority Lien Debt Documents;
WHEREAS the Indenture provides that, pursuant to Section 8.01(N) of the Indenture, the Company and the Trustee may amend or supplement the Indenture Documents without the consent of any Holder to, among other things, effect, confirm and evidence the release, termination or discharge or any guarantee or Lien of securing the Notes when such release, termination or discharge is permitted by the Indenture Documents; and
WHEREAS pursuant to Section 8.01 of the Indenture, the Company and the Trustee are authorized to execute and deliver this Supplemental Indenture;
WHEREAS (a) pursuant to Section 11.05(B) of the Indenture, without the necessity of any consent of or notice to the Trustee or any Holder of the Notes, any Company Indenture Party may request and instruct the Collateral Trustee to, on behalf of each Holder of Notes, execute and deliver to any Company Indenture Party, as the case may be, for the benefit of any Person, such release documents a may be reasonable requested, or all or any Liens held by the Collateral Trustee in any Collateral securing the Obligations and the Collateral Trustee shall as soon as practicable take such actions provided that any such release complies with and is expressly permitted in accordance with the terms of this Indenture, the Security Documents and the Intercreditor Agreement and is accompanies by an Officer’s Certificate and an Opinion of Counsel; and (b) pursuant to Section 11.10(D), the provisions of the Indenture that refer to the Collateral Trustee shall inure to the benefit of the Philippine Supplemental Collateral Trustee;
WHEREAS pursuant to a Letter of Consent dated January 26, 2025 (the “Letter of Consent”), the Company has requested and instructed the Collateral Trustee and the Philippine Supplemental Collateral Trustee to effect the release of the security over the Released Collateral (as defined below) and pursuant to an Acknowledgement Letter dated January 26, 2025 to the Letter of Consent, the Collateral Trustee and the Philippine Supplemental Collateral Trustee have acknowledged such request and instruction;
NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Trustee, the Collateral Trustee and the Philippine Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:
1.Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental

Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.
2.Release of Certain Collateral.
(a)     Subject to Section 3.13 and pursuant to Section 11.05(A) of the Indenture, the Liens securing the Obligations on the following Collaterals shall be released automatically upon the consummation, or the completion of the relevant SPML Disposition:
(1)100% of the shares of SunPower Philippines Manufacturing Ltd.;
(2) the Philippine Collateral; and
(3)those certain assets of SunPower Philippines Manufacturing Ltd. covered under the New York law governed second lien security agreement dated the Issue Date, by and between, among others, SunPower Philippines Manufacturing Ltd. as grantor and DB Trustees (Hong Kong) Limited as collateral trustee, to secure the Notes (the “Released Collateral”).
3.Release of Certain Subsidiary Guarantor.
(a)    Subject to Section 3.13 and pursuant to Section 12.04(A) of the Indenture, the Subsidiary Guarantee of SunPower Philippine Manufacturing Ltd. shall be released automatically upon the completion of the disposition of the shares of SunPower Philippine Manufacturing Ltd. in connection with the SPML Disposition.
4.Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.
5.Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
6.Trustee, Collateral Trustee and Philippine Supplemental Collateral Trustee Make No Representation. The Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.
7.Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8.Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.
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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.
IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.
MAXEON SOLAR TECHNOLOGIES, LTD.
By:/s/ Guo AiPing
Name: Guo AiPing
Title: Director

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT

By:/s/ Carol Ng
Name: Carol Ng
Title: Vice President

By:/s/ Mary Miselis
Name: Mary Miselis
Title: Vice President
DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By: /s/ Ana Vuong
Name: Ana Vuong
Title: Authorized Signatory

By: /s/ Ka Ho Mak
Name: Ka Ho Mak
Title: Authorized Signatory
[Signature Page to Supplemental Indenture]

RCBC TRUST CORPORATION, AS PHILIPPINE SUPPLEMENTAL COLLATERAL TRUSTEE

By:/s/ Ryan Roy W. Sinaon
Name: Ryan Roy W. Sinaon
Title: -

By:/s/ Justine Kim C. Marte
Name: Justine Kim C. Marte
Title: -

[Signature Page to Supplemental Indenture]

ANNEX I
A.     List of Philippine Target Assets:
1. 100% of the shares of SunPower Philippines Manufacturing Ltd., and
2.    certain equipment purchased by certain Subsidiaries of the Company under the purchase contracts specified in Annex II hereto.

ANNEX II
List of Purchase Contracts

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